INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

NOTICE

Attached are the unaudited interim financial statements of International Gemini Technology Inc.
(the “Corporation”) for the period ended March 31, 2006. The Corporation’s auditor has not reviewed the attached financial statements.

INTERNATIONAL GEMINI TECHNOLOGY INC.

“signed”
Douglas E. Ford
Director

May 24, 2006

INTERNATIONAL GEMINI TECHNOLOGY INC.
Balance Sheet
Prepared by management (unaudited)

	March 31, 2006	December 31, 2005
ASSETS
Current assets
Cash	$119,145	$128,126
Accounts receivable	337	312

	119,482	128,438
Investments [Note 4]	95,500	90,000

	$214,982	$218,438

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$48,400	$42,219

Shareholders’ equity
Share capital - common	$12,894,609	$12,894,609
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,386,095)	(13,376,458)

	166,582	176,219
	$214,982	$218,438

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

INTERNATIONAL GEMINI TECHNOLOGY INC.
Statement of Income and Deficit
Prepared by management (unaudited)

	Three Months Ended
March 31, 2006		March 31, 2005

Revenue
Management fees and rent	$4,500	$0
Interest Income	689	90

	5,189	90
Expenses
General and administrative	14,862	7,052

Income (loss) for the period	(9,637)	(6,962)

Deficit, beginning of period	13,376,458	13,321,654

Deficit, end of period	$13,386,095	$13,328,616

Earnings per share	0	0

Fully diluted earnings per share	0	0

INTERNATIONAL GEMINI TECHNOLOGY INC.
Statement of Cash Flow
Prepared by management (unaudited)

	Three Months Ended
March 31, 2006		March 31, 2005

Operating Activities
Net income for period	$(9,637)	$(6,962)

Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	(656)	7,310

Net cash increase (decrease) in period	(8,981)	348

Cash position, beginning of period	128,126	1,472

Cash position, end of period	$119,145	$1,820

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements
March 31, 2006

1. Nature and Continuance of Operations

The sole activity of International Gemini Technology Inc. (the “Company”) is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The Company’s continued operations are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a transaction.

The Company has incurred substantial losses to date and additional losses are anticipated in future business acquisition and development. These financial statements are prepared on a going concern basis which implies that the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities that would be necessary should the Company be unable to operate as a going concern. The Company’s ability to continue as a going concern is subject to obtaining financing, acquiring or establishing business operations and ultimately on achieving profitable operations. (Note 4)

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States. Outlined below are those policies considered particularly significant to the Company.

(a) Stock-based compensation

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by the option holder on the exercise of the options is credited to share capital.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

(c) Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet date and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements
March 31, 2006

Note 2 — Significant Accounting Policies cont’d

(d)	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the convertible preferred shares have been excluded as they are anti-dilutive.

(e) Revenue recognition

Revenue will be recognized when the requirements as to performance for transactions involving services are met, the amounts involved are determinable and ultimate collection is reasonably assured at the time of performance.

(f) Impairment of long-lived assets

On January 1, 2004, the Company early adopted the new CICA Handbook Section 3063 “Impairment of Long-Lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with infinite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances causes its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This policy has been adopted prospectively and has had no effect on these financial statements.

(g)	Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written down to its estimated net realizable value.

The Company accounts for its investment in PFG using the cost basis as it does not have significant influence on its investment.

(h)	Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements
March 31, 2006

4. Investments

a) PFG Investment

The Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and principal shareholders in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. The Company will invest $200,000 in exchange for 4 million units at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Prior to exercising the warrants, the Company will own approximately 37% of the common shares of PFG. As at December 31, 2005, the Company had invested $95,500 in exchange for 1.91 million units under this subscription agreement, approximately 19% of the outstanding common shares of PFG. The Company expects to advance the balance of the funds prior to the end of the second quarter of 2006.

In addition, the Company entered into an option agreement with one of the principal shareholders of PFG, a director of the Company, which entitles the Company to acquire a further 3 million common shares of PFG in exchange for one million common shares of the Company. The option is exercisable at the Company’s discretion and it expired on March 31, 2006. The parties subsequently agreed to extend the agreement until March 31, 2007.

Upon completely funding the subscription agreement and in the event that the Company exercises both the warrants and the option, the Company would own approximately 65% of the common shares of PFG.

To fund its commitment to the PFG investment, the Company has arranged a non-brokered private placement to provide working capital to the Company. The Company will issue up to 2 million units at $0.15 per unit with each unit comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share for a period of 24 months at $0.18 per share. To date, the Company has issued 1,560,333 units and raised $234,050 in connection with this financing.

b) BWN Investment

During the year ended December 31, 2004, an investment was recorded at cost and represented a 3% interest in a private company, B.W.N. Oil Technologies Inc. (“BWN”).

The BWN investment was sold during 2004 to a company with a common director for $30,000 resulting in a loss of $16,024. Included in accounts receivable at December 31, 2004 is the sale amount of $30,000 which was received in fiscal 2005.

5. Related Party Transactions

During the three-month period ended March 31, 2006, a company in which a director has an interest charged the Company $6,000 (2005: $6,000; 2004: $6,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $40,809 (2005: $10,419) is included in accounts payable and accrued liabilities at March 31, 2006.

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements
March 31, 2006

Note 5 – Related Party Transactions cont’d

A company in which the Company has an investment and in which there are directors in common, was charged $4,500 (2005: $nil) for rent and management fees during the three months ended March 31, 2006.

Related party transactions were in the normal course of business and have been recorded at the exchange amount. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

6.	Share Capital

a)	The authorized capital of the Company comprises 100,000,000 common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b) i) Common shares

	2006			2005
	Shares	$		Shares	$
Balance, beginning of fiscal year	9,883,452		12,894,609	8,323,119		12,660,559
Issued via private placement (Note 4a)	—		—	1,560,333		234,050
Issued during the quarter	—		—	—		—
Balance, as at March 31	9,883,452		12,894,609	9,883,452		12,894,609

ii) Preferred shares

	2006			2005
	Shares	$		Shares	$
Balance, beginning and end of year	604,724		604,724	604,724		604,724

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements
March 31, 2006

Note 6 – Share Capital cont’d

iii) Warrants

	2006	2005
Balance, beginning of fiscal year	1,560,333	—
Issued via private placement (Note 4a)		1,560,333

Balance, as at March 31	1,560,333	1,560,333

The warrants were issued in conjunction with the June 2005 private placement of common shares (Note 4(a)). Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 7, 2007.

iv) Stock options: As of March 31, 2006 and 2005, there were no stock options outstanding.

7.	Subsequent Event

In March 2006, the Company negotiated an extension to the option agreement (see Note 4(a)) which extends the exercise date to March 31, 2007. The option with one of the principal shareholders of PFG, a director of the Company, entitles the Company to acquire a further 3 million common  shares of PFG in exchange for one million common shares of the Company.

8. Directors & Officers

Edward Dolejsi, President & Director

Edward D. Ford, Vice-President & Director

Martin Schultz, Secretary & Director

John D. Stanton, Director

Douglas E. Ford, Director